UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number:  001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
             People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the automobile industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles;  whether the transaction to sell the automobile dealership business is consummated; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited consolidated financial results for the nine month period ended September 30, 2009 of AutoChina International Limited (the “Company”).

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	September 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$38,136	$17,406
Restricted cash	53,530	40,824
Accounts receivable	3,196	4,272
Inventories	34,529	37,463
Deposits for inventories	41,673	21,621
Prepaid expenses and other current assets	6,981	5,474
Due from unconsolidated subsidiary	439	529
Current maturities of net investment in sales-type leases	82,258	14,867
Deferred income tax assets	2,741	1,020
Total current assets	263,483	143,476

Investment in unconsolidated subsidiaries	266	229
Property, equipment and leasehold improvements, net	28,450	26,907
Net investment in sales-type leases, net of current maturities	56,980	8,492
Goodwill	941	941

Total assets	$350,120	$180,045

LIABILITIES AND EQUITY
Current liabilities
Floor plan notes payable - manufacturer affiliated	$11,115	$12,379
Notes payable	28,841	3,921
Trade notes payable	65,586	60,134
Short-term loan	14,590	-
Deposit for pending disposal of consumer automotive dealership business	29,255	-
Accounts payable	3,948	1,270
Accounts payable, related parties	83,388	2,272
Other payables and accrued liabilities	8,729	5,189
Share repurchase obligations	2,537	-
Due to affiliates	5,456	5,894
Customer deposits	5,424	3,224
Customer deposits, related party	-	16,095
Income tax payable	3,042	1,674
Total current liabilities	261,911	112,052

Long term debt
Net deferred income tax liabilities	2,020	405
Total liabilities	263,931	112,457

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	September 30,	December 31,
	2009	2008
	(unaudited)
Equity
Preferred shares, $0.001 par value
authorized - 1,000,000 shares; issued - none	-	-
Ordinary shares - $0.001 par value
authorized - 50,000,000 shares; issued - 10,716,720 shares and
8,606,250 shares at September 30, 2009 and December 31, 2008, respectively;
outstanding – 9,557,095 shares and 7,745,625 shares at September 30, 2009
and December 31, 2008, respectively	11	9
Additional paid-in capital	40,639	35,912
Statutory reserves	741	741
Retained earnings	30,276	17,791
Accumulated other comprehensive income	6,166	6,185
Total shareholders’ equity	77,833	60,638
Noncontrolling interest	8,356	6,950
Total equity	86,189	67,588

Total liabilities and equity	$350,120	$180,045

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Revenues
New automobiles	$128,530	$91,827	$353,624	$270,164
Commercial vehicles	97,374	11,428	168,332	33,102
Parts and services	11,427	10,752	35,468	27,327
Finance and insurance	4,647	794	7,779	1,613
Total revenues	241,978	114,801	565,203	332,206

Cost of sales
New automobiles	123,542	89,000	339,981	261,108
Commercial vehicles	91,206	10,512	158,988	31,188
Parts and services	9,261	7,208	28,111	19,584
Total cost of sales	224,009	106,720	527,080	311,880

Gross profit	17,969	8,081	38,123	20,326

Operating expenses
Selling and marketing	3,151	1,261	8,059	4,541
General and administrative	3,646	1,610	8,412	4,808
Other income, net	(356)	(230)	(888)	(467)
Total operating expenses	6,441	2,641	15,583	8,882

Income from operations	11,528	5,440	22,540	11,444

Other income (expense)
Floor plan interest expense	(133)	(178)	(561)	(630)
Interest expense	(541)	(873)	(1,464)	(1,736)
Interest expense, related parties	(854)	-	(1,075)	-
Interest income	125	222	344	450
Accretion of share repurchase obligations	(221)	-	(531)	-
Equity in earnings (loss) of
unconsolidated subsidiaries	-	(33)	37	(50)
Acquisition-related costs	-	-	(295)	-
Other expense, net	(1,624)	(862)	(3,545)	(1.966)

Income from continuing operations
before income taxes	9,904	4,578	18,995	9,478

Income tax provision	2,419	1,220	4,958	2,285
Income from continuing operations	7,485	3,358	14,037	7,193
Loss from discontinued
operations, net of taxes	-	(2)	-	(153)

Net income	7,485	3,356	14,037	7,040
Net income attributable to
noncontrolling interests	(493)	(313)	(1,552)	(930)
Net income attributable to shareholders	$6,992	$3,043	$12,485	$6,110

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) - Continued
(in thousands except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Earnings (loss) per share
Basic
Continuing operations	$0.76	$0.39	$1.46	$1.05
Discontinued operations	-	-	-	(0.02)
	$0.76	$0.39	$1.46	$1.03
Diluted
Continuing operations	$0.60	$0.39	$1.25	$1.05
Discontinued operations	-	-	-	(0.02)
	$0.60	$0.39	$1.25	$1.03

Weighted average shares outstanding
Basic	9,212,703	7,745,625	8,572,134	7,745,625
Diluted	11,733,174	7,745,625	10,027,442	7,745,625

Amounts attributable to shareholders
Income from continuing operations,
net of taxes	$6,992	$3,045	$12,485	$6,263
Discontinued operations, net of taxes	-	(2)	-	(153)
Net income	$6,992	$3,043	$12,485	$6,110

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EQUITY (Unaudited)
(in thousands except share data)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling	Total	Compre- hensive
	Shares	Amount	Capital	Reserves	Earnings	Income	Interest	Equity	Income

Balance, December 31, 2008	8,606,250	$9	$35,912	$741	$17,791	$6,185	$6,950	$67,588	$—
Shares issued in connection with reverse merger transaction	2,110,470	2	(2,722)	—	—	—	—	(2,720)	—
Repurchase of 910,000 public warrants for cash	—	—	(449)	—	—	—	—	(449)	—
Net change in noncontrolling interest from the acquisition and disposal of equity in subsidiaries	—	—	—	—	—	—	(141)	(141)	—
Deferred gain from sale of equity in subsidiary	—	—	1,884	—	—	—	—	1,884	—
Other comprehensive income:
Foreign currency translation adjustments						(22)	(5)	(27)	(27)
Income tax expense related to items of other comprehensive income	—	—	—	—	—	3	—	3	3
Settlement of share repurchase obligations	—	—	5,902	—	—	—	—	5,902	—
Stock-based compensation	—	—	112	—	—	—	—	112	—
Net income for the nine months ended September 30, 2009 (unaudited)	—	—	—	—	12,485	—	1,552	14,037	14,037
Comprehensive income									$14,013
Balance, September 30, 2009 (unaudited)	10,716,720	$11	$40,639	$741	$30,276	$6,166	$8,356	$86,189

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2009	2008

Cash flow from operating activities:

Net income attributable to shareholders	$12,485	$6,110

Adjustments to reconcile net income attributable to shareholders to net cash used in operating activities:
Depreciation and amortization	2,647	1,627
Loss on disposal of property, equipment and leasehold improvements	90	-
Deferred income taxes	(106)	(112)
Equity in (earnings) loss of unconsolidated subsidiaries	(37)	50
Gain on disposal of equity in subsidiary	-	(52)
Stock-based compensation	112	-
Accretion of share repurchase obligations	531	-
Noncontrolling interests	1,552	930

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	1,076	(283)
Net investment in sales-type leases	(115,879)	(23,693)
Inventories	2,934	(14,443)
Deposits for inventories	(20,052)	6,467
Prepaid expense and other current assets	(1,443)	4,315
Floor plan notes payable – manufacturer affiliated	(1,264)	2,213
Trade notes payable	5,452	21,985
Accounts payable	2,678	(1,138)
Other payable and accrued liabilities	1,808	(8,512)
Customers deposits	2,200	(975)
Customers deposits, related party	(16,095)	-
Income tax payable	1,368	745
Net cash provided by discontinued operations	-	7,648

Net cash (used in) provided by operating activities	$(119,943)	$2,882

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)

	Nine Months Ended September 30,
	2009	2008

Cash flow from investing activities:

Business acquisitions, net of cash acquired	$-	$(3,560)
Purchase of property, equipment and leasehold improvements	(5,645)	(8,871)
Proceeds from the sale of property, equipment and leasehold improvements	2,425	2,206
Cash received from sales of equity in subsidiaries	2,928	-
Cash relinquished upon sale of equity in discontinued subsidiary	-	(5,432)
Deposits received from pending sale of consumer automotive dealership business	29,255	-
Increase in restricted cash	(12,706)	(13,311)

Net cash provided by (used in) investing activities	16,257	(28,968)

Cash flow from financing activities:
Floor plan borrowings - non-manufacturer affiliated, net	-	(716)
Proceeds from borrowings	59,201	25,267
Repayments of borrowings	(20,120)	(8,543)
Proceeds from affiliates	4,692	-
Repayment to affiliates	(5,499)	-
Increase in accounts payable, related party	81,116	-
Capital contributions	-	16,218
Cash acquired in reverse merger	1,697	-
Release of restricted cash held in escrow	4,987	-
Repurchase of warrants subsequent to closing of reverse merger	(449)	-
Dividends paid to noncontrolling interest	(1,250)	(2,406)

Net cash provided by financing activities	124,375	29,820

Effect of foreign currency translation on cash	41	1,107

Net increase in cash and cash equivalents	20,730	4,841

Cash and cash equivalents, beginning of the period	17,406	12,820

Cash and cash equivalents, end of the period	$38,136	$17,661

Supplemental disclosure of cash flow information:

Interest paid	$2,403	$1,684
Income taxes paid	$5,514	$2,203

Supplemental disclosure on non-cash financing activities

Settlement of share repurchase obligations	$5,902	$-

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three Months and Nine Months Ended September 30, 2009 and 2008
(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of ACG. On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited.

AutoChina consists of two primary reportable segments: the commercial vehicle financing segment and the automotive dealership segment. AutoChina is a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales and leasing and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle sales and leasing centers located in the People’s Republic of China (the “PRC” or “China”), AutoChina provides one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services.  See Note 11 for a discussion of the pending sale of the automotive dealership segment.

The Company’s business is mainly operated by four companies, Hebei Huaan Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered VIEs and the Company is the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which are the operating companies of the Company in the PRC.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation:

The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods required presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.  Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s filings with the SEC. The results of operations for the three months and nine months ended September 30, 2009 are not necessarily indicative of the results to be expected for the full year ending December 31, 2009.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs”). All significant inter-company balances and transactions have been eliminated in consolidation. All significant inter-company balances and transactions have been eliminated. Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, and the purchase price allocation on acquisitions. Actual results could differ from these estimates.

Currency Reporting

The Company’s operations in China use the local currency - Renminbi (“RMB”) as its functional currency whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates as of September 30, 2009 and December 31, 2008 and the consolidated statements of operations for the period ended September 30, 2009 and 2008 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the condensed consolidated statement of equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of September 30, 2009 and December 31, 2008, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Cash and cash equivalents as of September 30, 2009 and December 31, 2008 are mainly held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of September 30, 2009 and December 31, 2008, the Company was required to maintain a fixed deposit of $53,530 and $40,824, respectively as a condition of borrowing under bank loan agreements.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of September 30, 2009 and December 31, 2008, a majority of the trade receivable balances were due from governmental agencies which the Company believes are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, management determined no allowance for uncollectible amounts was required.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of automobiles and investment in sales-type leases. Concentrations of credit risk with respect to accounts receivables are reduced because a large number of diverse customers make up the Company’s customer base, thus spreading the trade credit risk.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value automobile inventories and the first-in, first-out method (“FIFO”) to account for parts inventories. A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated fair value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for down payments for automobile purchases.

Investment in Unconsolidated Subsidiaries

Investment in unconsolidated subsidiaries is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Company’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Company’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Company's share of changes in the unconsolidated subsidiaries' capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated service lives of property, equipment and leasehold improvements are as follows:

Useful life
Land use rights	50 years
Buildings and improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred. The Company determined that there was no impairment of property, equipment and improvements as of September 30, 2009 and December 31, 2008.

Goodwill

Goodwill is the excess of cost over the fair value of tangible and identified intangible assets acquired in business acquisitions.

The following is a summary of the changes in the carrying amount of goodwill during the period ended September 30, 2009 and December 31, 2008:

Balance — January 1, 2008	$170
Additions	780
Dispositions	(22)
Foreign currency translation	13
Balance —December 31, 2008 and September 30, 2009 (unaudited)	$941

The Company tests goodwill for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. The Company completed an impairment test of goodwill as of December 31, 2008. The goodwill test included determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. The Company determined that there was no impairment of goodwill as of December 31, 2008.

Vendor Program

Incentive arrangements such as volume incentive rebates or other vendor programs are accounted for in accordance with generally accepted accounting principles. Volume incentive rebates are consideration received from the automotive manufacturers when purchases or sell-through targets are attained or exceeded within a specific time period. The amount of rebates earned in any financial reporting period is recorded as an increase of deposits paid. This same amount is recorded as a reduction of inventory cost or a reduction of cost of sales for those items already sold. Volume rebates to date have been determined based on actual negotiated volume discounts. When there is uncertainty regarding the use of these rebates, the amounts are reserved accordingly. For the nine months ended September 30, 2009 and 2008, the incentive rebates totaled approximately $16,623 and $11,366, respectively.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at September 30, 2009 and December 31, 2008 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Comprehensive Income

For all periods presented, other comprehensive income consisted solely of foreign currency translation adjustments.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

Revenue Recognition

Revenues from sale of new automobiles and commercial vehicles are recognized upon delivery, passage of risk and benefit, and signing of the sales contract. Revenue from the sale of parts, service and collision repair is recognized upon delivery of parts to the customer or at the time automobile service or repair work is completed.

Revenue from financing service is recognized as interest income by using the interest method. Certain origination costs on receivables are deferred and amortized, using the interest method, over the term of the related receivable as a reduction in financing revenue. The interest on receivables is discontinued at the time a receivable is determined to be uncollectible.

The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Value Added Taxes represent amounts collected on behalf of specific regulatory agencies that require remittance by a specified date. These amounts are collected at the time of sales and are detailed on invoices provided to customers. In compliance with generally accepted accounting principles, the Company accounts for value added taxes on a net basis.

Cost of Sales

For new automobile and commercial vehicle sales, cost of sales consists primarily of the Company’s actual purchase price, less manufacturer’s incentives. For the sales of parts and accessories, cost of sales consists primarily of the actual purchase price. For service and body shop operations, technician labor cost is the primary component of cost of sales.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses from continuing operations totaled approximately $2,033, $860, $2,858 and $1,703 for the three months and nine months ended September 30, 2009 and 2008, respectively, and are included in selling and marketing expense in the accompanying condensed consolidated statements of income.

Income Taxes

The Company adopted the provisions of generally accepted accounting principles on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing this guidance.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company’s total assets and results of operations have been considered to be comprised of two reportable segments: automotive retailing and commercial vehicles sales/leasing. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with generally accepted accounting principles. Companies with complex capital structures are to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The calculation of earnings per share for the three months and nine months ended September 30, 2009 and 2008 reflects the retroactive restatement of the Company’s shareholders’ equity to account for the effect of the reverse merger.

At September 30, 2009, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 5,893,148 ordinary shares, as follows:

Insider warrants	1,430,000
Public warrants	2,742,108
Underwriters’ unit purchase option	900,000
Employee stock option	821,040
Total	5,893,148

The Insider warrants and Public warrants are included for the computation of diluted EPS for the three months and nine months ended September 30, 2009. However, the Underwriters’ unit purchase option and Employee stock options are excluded from the computation since the effect of exercising them are anti-dilutive.

Share-Based Payments

The Company records all share-based payments, including grants of employee stock options to employees, in the financial statements based on their fair values. The Company used the Black-Scholes option-pricing model to estimate the fair value of the options at the date of grant. As of September 30, 2009, the Company granted 821,040 stock options to the employees.

Put and Call Agreements

In conjunction with the acquisition of ACG by the Company, effective April 9, 2009, the Company entered into price protective agreements with various investors in the form of puts and calls options (the “Put and Call Agreements”).
Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) any or all of the shares owned by the shareholder at the option price during the two week period commencing on the six month anniversary of the date of the Put and Call Agreements.

The Put Option provides that the shareholder can require the Company to buy from the shareholder any or all of the shares owned by the shareholder at the option price during the two week period commencing on the nine month anniversary of the date of the Put and Call Agreement.  The Call Option provides that the Company can require the shareholder to sell to the Company any or all of the shares owned by the shareholder at the option price until the last date on which the Put Option may be exercised; provided, however, that the Company cannot exercise the Call Option if the market price of the Company’s ordinary shares on the applicable date exceeds the option price.

The Company considered that the Put Option under the Put and Call Agreements causes the related ordinary shares to be considered as “non-permanent” equity, since such shares are mandatorily redeemable equity securities and the redemption of such securities for cash is outside the control of the Company.

These securities are required to be recorded initially at fair value at the date of issuance and are recorded outside of shareholders’ equity, generally as liabilities.  Accordingly, such amounts are being recorded as a reduction to additional paid-in capital and as a current liability.

Fair value was determined to be the stock price at the close of business on April 8, 2009 of $7.87 per share.  The difference between the initial fair value of $7.87 per share and the cash redemption value (i.e., the amount of the Option strike prices, which ranges from $8.50 per share to $9.05 per share) is being accreted from the date of each respective agreement to the earliest redemption date, using the interest method, and are being charged to operations as interest expense.  See Note 21 for a discussion of the termination of the Put and Call Agreements.

The shares subject to the Put Options are excluded from the calculation of basic and diluted earnings per share.

Acquisition-Related Costs

Acquisition-related costs consist principally of legal fees, accounting fees, consulting and advisory fees, and other outside costs that were incurred by the Company that were related to the business combination. As a result of the adoption of generally accepted accounting principles effective January 1, 2009, as well as the completion of the reverse acquisition transaction completed on April 9, 2009, such costs were charged to operations as incurred. Acquisition-related costs were $287 and $295 during the three months and nine months ended September 30, 2009, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles were revised effective for interim reports for annual periods ending after September 15, 2009. The Financial Accounting Standards Board (“FASB”) completed the Accounting Standards Codification (“Codification”) which will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This revision is effective for interim and annual periods ending after September 15, 2009. Existing accounting standards are superseded upon completion of the Codification. The Company has revised its interim financial statements to comply with this change and to use plain English to describe its accounting principles.

In May 2009, generally accepted accounting principles, for reporting “Subsequent Events,” was revised establishing a new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company evaluated subsequent events after the balance sheet date of December 11, 2009 through the filing of this report with the Securities and Exchange Commission (“SEC”) on December 11, 2009.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The Company adopted this change in the current period; no additional disclosures were required.

The Company adopted the provisions of the Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) and Codification Topic 825-10 “Financial Instruments” (“ASC 825-10”) and on January 1, 2008.   ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level I - Quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date.

Level II - Inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level III - Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Since the issuance of ASC 820, the FASB has issued several pronouncements to clarify the application of ASC 820.  These pronouncements apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820.  In April 2009, the FASB issued ASC Topic 820-10-65-4, “Transaction Related to FASB Staff Position FAS 157-4 Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC 820-10-65-4”), which provides additional guidance for estimating fair value in accordance with ASC 820, when the volume and level of activity for the asset or liability have significantly decreased.  ASC 820-10-65-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  ASC 820-10-65-4 is effective for interim and periods ending after June 15, 2009. The Company adopted this guidance on June 30, 2009 and did not have any impact on the Company’s financial statement presentation or disclosures.

In February 2007, the FASB issued ASC 825-10, “Financial Instruments”, which provides companies with an option to report selected financial assets and liabilities at fair value. ASC 825-10’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. ASC 825-10 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. ASC 825-10 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in ASC 820 and ASC 825.  The Company adopted ASC 825-10 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of ASC 825-10 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

The Company’s financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at September 30, 2009 and December 31, 2008 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates. Therefore, the adoption of the above accounting principles, as they became or will become applicable to the Company, had no significant impact on the measurement of the financial assets and liabilities.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The revised guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. The Company adopted the guidance on January 1, 2009 and affected how the Company accounted for the acquisition of ACG.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests, which clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. The guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company adopted the guidance on January 1, 2009 and affected how the Company accounts for its noncontrolling interests.

In March 2008, generally accepted accounting principles revised requirements for Disclosures about Derivative Instruments and Hedging Activities. The revision requires entities using derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  The change also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of generally accepted accounting principles have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  The Company adopted revision effective January 1, 2009, and did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In June 2008, generally accepted accounting principles were revised to mandate a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of this guidance, results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of this guidance will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The Company adopted this change on June 30, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which is January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company expects to adopt this revision on January 1, 2010 and expects that adoption of this revision will not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for variable interest entities and is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company expects that adoption will not have a material effect on its financial position or results of operations.

In September 2009, the FASB issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Company’s investments in the following entities are accounted for on the equity method:

	Percentage owned at
	September 30,		December 31,
	2009		2008
	(unaudited)

Hebei Junda Auto Sales & Service Co., Ltd	<A	>	<A	>
Tian Mei Insurance Agency Co., Ltd	<B	>	<B	>
Cangzhou Hengyuan Auto Sales & Service Co., Ltd	30%		30%

<A>	The investment in the company was disposed in June 2008 for a sales price of $432.

<B>
During the periods presented, the Company acquired a majority equity interest in this entity and the incremental acquired ownership has been accounted for using the purchase method of accounting. A summary of acquisitions is listed in Note 4.

All of these operations, except Tian Mei Insurance Agency Co., Ltd., which is an insurance agency, are engaged in the sale and servicing of automobiles. The Company’s investment in unconsolidated subsidiaries accounted for under the equity method and cost method amounted to $266 and $229 as of September 30, 2009 (unaudited) and December 31, 2008, respectively.

NOTE 4 - BUSINESS ACQUISITIONS

During the nine months ended September 30, 2009, the Company did not conduct any business acquisitions. It paid cash of approximately $2,992 during the year ended December 31, 2008 to acquire various automotive retail franchises and related assets.  The following is a summary of entities acquired and the respective equity interests acquired during the periods presented:

	Total % of Equity	Nine Months ended September 30, 2009		Year ended December 31, 2008
	Interest as of September 30, 2009	% of Equity Acquired (Disposed)	Acquisition Price	% of Equity Acquired	Acquisition Price	Total % of Equity Interest Prior 2008

Entities
Baoding Tianhua Auto Trade Co., Ltd	100%	-	$-	-	$-	100%
Hebei Meifeng Auto Sales and Service Co., Ltd	100%	-	-	-	-	100%
Hebei Shenkang Auto Trade Co., Ltd	100%	-	-	-	-	100%
Yuhua Fengtian Auto Sales and Service Co., Ltd	70%	(30)%	-	-	-	100%
Hebei Shengmei Auto Trade Co., Ltd	96%	-	-	-	-	96%
Hebei Shenwen Auto Trade Co., Ltd	95%	-	-	-	-	95%
Guangdehang Auto Trade Co., Ltd	<A >	-	-	-	-	88%
Hebei Liantuo Auto Trade Co., Ltd	90%	-	-	10%	834	80%
Cangzhou Yicang Auto Sales and Service Co., Ltd	55%	-	-	-	-	55%
Hebei Junda Auto Trade Co., Ltd	50%	-	-	-	-	50%
Tian Mei Insurance Agency Co., Ltd	100%	-	-	51%	37	49%
Hebei Yitong Auto Trade Co., Ltd	60%	-	-	55%	1,975	5%
Hebei Shengda Auto Trading Co., Ltd	80%	-	-	10%	146	70%
Total			$-		$2,992

<A>	All of the acquired equity interest was disposed in March 2008 for an aggregate sales price of $1,267; and the transactions were classified as discontinued operations (see Note 5)

The acquisitions were made to increase the asset portfolio to meet growing market demand. They were accounted for using the purchase method of accounting in the periods when the Company acquired a majority of the voting rights (i.e., over 50% of the equity interest) of the entities whereby the total purchase price was allocated to tangible and intangible assets acquired based on estimated fair market values, with the remainder classified as goodwill. Net tangible assets were valued at their respective fair values. Acquisitions of less than 50% and more than 20% equity interest are accounted for using the equity method (Note 3). The cost method is used for an equity interest of less than 20%.

NOTE 5 - DISCONTINUED OPERATIONS

On March 27, 2008, an 88% interest in Guangdehang Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $1,267. On December 10, 2008, a 100% interest of Tangshan Boan Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $720. Generally, the sale of an automobile dealership is completed within 60 to 90 days after the date a sales agreement is executed. The operations of the disposed automotive dealers has been segregated and reported as discontinued operations for all the periods presented in the Company’s consolidated statement of income presented herein .The results of discontinued operations are as follows:

	Nine months ended September 30,
	2009	2008
	(unaudited)	(unaudited)

Revenues	$-	$3,423
Income (loss) from discontinued operations, net of tax	-	(151)
Gain on disposal of discontinued operations	-	52

The assets and liabilities of these businesses have been classified as discontinued operations in the condensed consolidated balance sheets presented herein.  The assets and liabilities associated with discontinued operations were prior to September 30, 2009 (unaudited) and December 31, 2008.

NOTE 6 - ACCOUNTS RECEIVABLE

A summary of accounts receivable is as follows:
	September 30,	December 31,
	2009	2008
	(unaudited)

Trade accounts receivable from sales of automobiles	$2,756	$4,014
Contracts-in-transit	176	43
Warranty receivable	264	215

Total	$3,196	$4,272

Contracts-in-transit represent receivables from unrelated finance companies for the portion of the automobiles purchase price financed by customers. These contracts-in-transit are normally collected within the first week following the sale of the related automobiles but not usually longer than 30 days.

The Company performs warranty service work for automobiles sold under a limited warranty provided by manufacturers. The cost of warranty work is reimbursed by the applicable manufacturer at retail consumer rates.

NOTE 7 - INVENTORIES

A summary of inventories is as follows:

	September 30,	December 31,
	2009	2008
	(unaudited)

New automobiles	$29,410	$31,068
Commercial vehicles	200	1,232
Parts and accessories	4,619	4,839
Others	300	324

Total	$34,529	$37,463

NOTE 8 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:
	September 30,	December 31,
	2009	2008
	(unaudited)

Short term advances	$2,569	$525
Temporary advances to staff	481	126
Bid bonds and deposit for new dealership	194	1,259
Prepaid interest	1,958	-
Prepaid rental for land	386	387
Prepaid other taxes	803	2,522
Other	590	655

Total	$6,981	$5,474

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

NOTE 9 - NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:
	September 30,	December 31,
	2009	2008
	(unaudited)

Minimum lease payments receivable	$157,079	$26,409
Less: unearned interest income	(17,841)	(3,050)

Net investment in sales-type leases	139,238	23,359
Less: Current maturities of net investment in sales-type leases	(82,258)	(14,867)

Net investment in sales-type leases, net of current maturities	$56,980	$8,492

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. The operations of this business commenced in March 2008.   The aggregate effective interest rate on sales-type leases is approximately 14.8% per annum.

At September 30, 2009, future minimum lease payments are as follows:

Year Ending December 31,
2009 (three months)	$16,705
2010	74,395
2011	48,138
Total	$139,238

NOTE 10 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

A summary of property, equipment and leasehold improvements is as follows:
	September 30,	December 31,
	2009	2008
	(unaudited)

Land use rights	$3,178	$2,554
Buildings and leasehold improvements	14,412	13,927
Furniture and fixtures	3,681	3,123
Machinery and equipment	4,775	4,448
Company automobiles	8,355	7,579
Construction-in-progress	511	16
Total	34,912	31,647

Less: accumulated depreciation and amortization	6,462	4,740
Property, equipment and leasehold improvements, net	$28,540	$26,907

Depreciation and amortization expense was approximately $805, $272, $2,647 and $1,627 for the three months and nine months ended September 30, 2009 and 2008, respectively. Construction-in-progress represented the cost of construction work of automotive dealerships which had not yet been completed as of the last day of each reporting period. No depreciation expense is recorded for the construction-in-progress until the assets are placed in service.

NOTE 11 – PENDING DISPOSAL OF SUBISIDIARIES

On June 15, 2009, Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Huaan Investment Co. and Hebei Huiyin Investment Co. (together the “Dealership Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). The Company controls the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), a wholly owned subsidiary of the Company. Pursuant to the Agreement, Xinjiang will acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprise all of the Company’s consumer auto dealership business.

In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). The final purchase price will be the sum of (i) RMB435 million, and (ii) the increase in value of the Dealership Subsidiaries’ net assets from January 1, 2009 to June 30, 2009. The net earnings of the Dealership Subsidiaries subsequent to June 30, 2009 will be allocated to Xinjiang at closing. The valuation shall be based on the New Accounting Standard for Business Enterprises of China. The Company expects to utilize the net proceeds to expand its commercial vehicle sales and leasing business. Kaiyuan and Xinjiang make customary representations and warranties in the Agreement. The transaction is subject to the satisfaction of customary closing conditions, which include obtaining certain third party consents, and is expected to close during December 2009.

With regard to the pending sale of the Dealership Subsidiaries, the Company had not previously initiated a plan to sell the Dealership Subsidiaries, nor had it implemented a program to locate a buyer for the Dealership Subsidiaries. Furthermore, the Company had not actively marketed for sale the Dealership Subsidiaries. If the pending sale of the Dealership Subsidiaries is not completed, the Company intends to retain and operate the Dealership Subsidiaries as part of its continuing operations. Accordingly, the Company’s Dealership Subsidiaries did not meet the requirements under current accounting and reporting standards to be classified as “held for sale” or to be reported as a discontinued operation at September 30, 2009.

As of September 30, 2009, the Company received a deposit from Xinjiang amounted to $29,255 for the pending disposal of the Dealership Subsidiaries. In July 2009, the Company has also obtained a short-term loan from Xinjiang amounted to $32,143. As of September 30, 2009, the balance of the short-term loan is $14,590.

The amounts are interest-free, unsecured and expected to be settled upon the completion of the disposal of the Dealership Subsidiaries. The amounts are fully refundable within 30 days after received Xinjiang’s written notice if the pending disposal transaction is subsequently terminated.

NOTE 12 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:
	September 30,	December 31,
	2009	2008
	(unaudited)

Short-term advances	$2,114	$529
Deposits received	1,013	1,430
Amounts due to construction-in-progress contractors	45	368
Accrued expenses	645	186
Salary payable	917	311
Dividend payable	150	292
Other current liabilities	3,845	2,073

Total	$8,729	$5,189

Dividend payable represents the amount due to the minority shareholders of the Company’s VIEs, which is non-interest bearing, unsecured and will be paid in 2009. Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Other current liabilities mainly include payables to office equipment suppliers.

NOTE 13 - FLOOR PLAN NOTES PAYABLE

The Company entered into committed facility lines with several financial institutions affiliated with automobile manufacturers to finance substantially all new automobile inventory purchases. As of September 30, 2009 and December 31, 2008, the committed facility lines provided for a maximum borrowing capacity of up to approximately $28,012 and $23,630, respectively, for purchases of new automobiles from the automobile manufacturers. These committed facility lines usually have a term of one year with options of extension.

The Company also has financing under floor plan arrangements for a term in a range of 180 days to one year with various lenders not affiliated with manufacturers.

Both of the committed facility lines and floor plan arrangements are collateralized by the inventory purchased and/or guaranteed by certain assets owned by affiliates and are required to be repaid upon the sale of the automobiles that have been financed when the sale proceeds are collected by the Company. Interest rates under the committed facility lines and the floor plan arrangements are charged at the bank’s prime rate and payable on a monthly basis. The floor plan borrowings bear interest at rates in the range of 5.59% to 8.71% as of September 30, 2009. However, certain floor plan notes payable-manufacturer affiliated were interest free in the event the note is repaid in 60-90 days.

The Company considers committed facility lines to a party that is affiliated with auto manufacturers from which the Company purchased new automobile inventory to be “Floor plan notes payable-manufacturer affiliated” and all other floor plan notes payable to be “Floor plan notes payable - non-manufacturer affiliated”.

NOTE 14 - NOTES PAYABLE

Notes payable represent loans from financial institutions that were used for working capital and capital expenditures purposes. The notes bear interest at rates in the range of 4.86% to 7.97% as of September 30, 2009 and have a term within one year.

	September 30,	December 31,
	2009	2008
	(unaudited)

Note payable - bank	$28,841	$3,628
Note payable - manufacturer affiliated	-	293

Total	$28,841	$3,921

NOTE 15 - NOTE PAYABLE TO EARLYBIRD CAPITAL

In conjunction with the closing of the Business Combination, the Company was obligated to pay EarlyBird Capital, Inc. deferred underwriting fees of $1,449, which had been previously accrued, and an additional investment advisory fee of $180, which was charged to operations at closing, for an aggregate amount of $1,629. The Company paid $1,200 of such fees in cash at closing, and issued a short-term promissory note for the remaining $429. The promissory note was non-interest bearing and due on October 9, 2009. In connection with the promissory note, the Company entered into an escrow agreement, dated April 9, 2009, with the shareholders, Honest Best Int’l Limited, the sole shareholder of ACG prior to the Business Combination, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 446,250 ordinary shares of the Company issued to Honest Best Int’l Ltd. in connection with the Business Combination, to secure payment of the promissory note.  The note was paid in full during August 2009.

NOTE 16 - TRADE NOTES PAYABLE

Trade notes payable are presented to certain automotive manufacturers of the Company as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within nine months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks and automobile inventories.

NOTE 17 - SALE OF INVESTMENT IN AUTOMOTIVE DEALERS

During 2008 and the nine months ended September 30, 2009, the Company sold investments in certain non-consolidated subsidiaries. The results of operations of the non-consolidated subsidiaries have been included in the consolidated financial statements through the date of disposal. The following table summarizes the investment in the non-consolidated subsidiaries as of the date of sale and the gain on disposal:

Hebei Junda Auto Trading Co., Ltd June 2008
Disposal Date

Current assets	$1,613
Property, equipment and improvement, net	671
Total assets	$2,284

Total liabilities	$1,518

Net assets	766

% of equity interest disposed	50%
Investment in entities	378
Consideration	430

Gain on sales	$52

NOTE 18 - INCOME TAXES

Cayman Islands:  Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months and nine months ended September 30, 2009 and 2008. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:  Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%.

The income tax provision (benefit) in the consolidated statements of income is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Current	$2,047	$1,136	$5,064	$2,357
Deferred	372	84	(106)	(72)

Total	$2,419	$1,220	$4,958	$2,285

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	September 30,	December 31,
	2009	2008
	(unaudited)
Current
Deferred income tax assets:
Deferred expenses	$56	$86
Tax loss carry forward	2,685	934

Total deferred income tax assets - current	$2,741	$1,020

	September 30,	December 31,
	2009	2008
	(unaudited)
Non-current
Deferred income tax assets:
Depreciation	$230	$230
Appraisal of assets acquired	108	112
Total deferred income tax assets – non-current	338	342

Deferred income tax liabilities:
Appraisal of assets acquired	250	273
Deferred income	2,108	474
Total deferred income tax liabilities – non-current	2,358	747

Net deferred income tax (liabilities) assets – non-current	$(2,020)	$(405)

At September 30, 2009, the Company had $5,710 of taxable loss carry forwards that expire through December 31, 2013.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Nine months ended September 30,
	2009	2008
	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%
Non-deductible expenses	0.6	-
Tax effect of tax losses recognized (utilized)	9.2	0.9
Tax effect of unrecognized temporary differences	(8.7)	0.8

Effective tax rate	26.1%	26.7%

On January 1, 2007, the Company adopted the provisions of ASC 740, “Income Taxes”. ASC 740 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions, in accordance with FIN 48, and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the periods present.

NOTE 19 – ORDINARY SHARES AND PREFERRED SHARES

The Company is authorized to issue 50,000,000 ordinary shares with a par value $0.001 per share.

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Company’s board of directors. As of September 30, 2009, the Company had not issue any preferred shares.

NOTE 20 – PRIVATE PLACEMENT AND INITIAL PUBLIC OFFERING

On October 16, 2007, the Company’s Initial Stockholders subscribed to 1,293,750 shares of ordinary share for a total of $25,000.

On February 27, 2008, the Company completed a private placement of 1,430,000 warrants (the “Private Placement Warrants”) to James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer and Chairman and current director, Diana Chia-Huei Liu, AutoChina’s former President and current director, William Tsu-Cheng Yu, AutoChina’s former Chief Financial Officer and director, Jimmy (Jim) Yee-Ming Wu, AutoChina’s former Chief Operating Officer and Director and Gary Han Ming Chang, AutoChina’s former Special Advisor, collectively referred to as the founding shareholders, as a result of which AutoChina received net proceeds of $1,430.

On March 4, 2008, the Company consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

On July 28, 2009, the Company and each founding shareholder entered into exchange agreements, pursuant to which each Private Placement Warrant was exchange for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in AutoChina’s initial public offering. The New Warrants and the underlying ordinary shares are restricted securities under Rule 144.  The warrant exchange agreements had no accounting impact.

On July 28, 2009, Jimmy (Jim) Yee-Ming Wu, Gary Han Ming Chang, and William Yu (each a founding shareholder) sold 100,000, 25,000, and 250,000 New Warrants, respectively, to certain officers, their affiliates and managers of ACG for $2.75 per warrant (the market price on that date). The Company did not receive any proceeds from these transactions.

NOTE 21 – ACQUISITION OF AUTOCHINA GROUP INC.

On April 9, 2009, pursuant to the terms of the Share Exchange Agreement entered between the Company and the Sellers, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company.

Pursuant to the Share Exchange Agreement, at the closing of the Business Combination, the Company issued 8,606,250 ordinary shares in the Company in upfront consideration, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the Share Exchange Agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the Share Exchange Agreement, in each case less any damages claimed pursuant to the indemnification provisions of the Share Exchange Agreement at the time of such release. In addition, pursuant to an earn-out provision in the Share Exchange Agreement, the Company agreed to issue to AutoChina’s prior shareholder between 5% and 20% of the number of ordinary shares of the Company outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the Share Exchange Agreement) in each of the next five years, through the year ended December 31, 2013.

As used in the Share Exchange Agreement, the terms EBITDA, EBITDA Growth and Targeted EBITDA Growth have the following meanings:

• “EBITDA” means earnings before interest, taxes, depreciation, amortization and any adjustment for minority interests. on a consolidated basis calculated based on the audited financial statements in accordance with US GAAP for any twelve (12) month period ended December 31, but for the purposes of the Share Exchange Agreement excluding from any such calculation of EBITDA, any EBITDA (a) generated by the operations of any entities acquired by or merged with AutoChina following the closing or from one-time gains or one-time losses, including, but not limited to, one-time gains or losses from the divestiture of any assets or entities and (b) any impacts on such financial statements as a result of any change of US GAAP occurring after the date such final statements were prepared. For purposes of the Share Exchange Agreement, EBITDA for FY2009 shall exclude the losses of AutoChina in FY2009 incurred prior to the closing and shall be calculated on the assumption that the ACG companies became subsidiaries of AutoChina as of January 1, 2009.

• “EBITDA Growth” means year-over-year EBITDA growth.

• “Targeted EBITDA Growth” means EBITDA Growth of the percentages set forth in the schedule set forth below.

Earn-Out Consideration Percentage is equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below. For purposes of this schedule, “G” means Targeted EBITDA Growth.

Fiscal Year ending December 31	G> 30%	G> 40%	G> 50%	G> 60%	G> 70%	G> 80%	G> 90%

2009 ($22,500)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 ($29,250)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 ($38,030)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 ($49,440)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 ($64,270)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

In connection with the approval of the Business Combination at the April 8, 2009 Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders also approved (i) the election of three (3) directors to the Board of Directors of the Company, each to serve until his or her term has expired and until his or her successor is duly elected and qualified; (ii) the adoption of the AutoChina International Limited 2009 Equity Incentive Plan, which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of the Company, representing up to approximately 10% of the Company’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of the Company and its subsidiaries; (iii) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to change the Company’s corporate name to AutoChina International Limited; and (iv) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to remove certain provisions containing procedures and approvals applicable to the Company prior to the consummation of a business combination that will no longer be operative upon consummation of the acquisition.

In connection with the acquisition, as of April 9, 2009, after the closing of the acquisition, AutoChina closed on its previously announced agreements to purchase 3,053,910 ordinary shares from fourteen shareholders for an aggregate of $24,218. The agreements provided that the shareholder would sell the applicable shares to AutoChina after the business combination was consummated, but that the shareholder would either vote to approve the Business Combination or grant AutoChina a proxy to vote to approve the business combination. Such shares were voted in favor of the acquisition and other related proposals either by the shareholders or by the officers of AutoChina through proxies provided in the applicable agreements. AutoChina entered into these agreements with certain of its stockholders in order to insure that the transaction was consummated. Such transactions were privately negotiated between AutoChina and the individual stockholder.

Also in connection with the acquisition, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the acquisition, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with acquisition, together with $377 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of $58 in connection with the agreement. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations. In connection with the agreements, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold $4,610 in cash provided by AutoChina to secure payment of the exercise price by AutoChina.

A summary of the Put and Call Agreements is presented below.

Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,610	$4,610	$—
Unfunded commitment	$8.50	299,000	2,541	-	2,541
Partially funded commitment	$9.05	156,990	1,421	377	1,044
Total commitment		1,004,790	8,572	$4,987	$3,585
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,908
Accretion to be recorded over the life of the commitment as a charge to operations			$664

As of April 9, 2009, exclusive of the aforementioned Put and Call Agreements, the Company had agreed to purchase 3,053,910 ordinary shares of the Company, after the closing of the transaction with ACG, for an aggregate of $24,218, which agreements were completed after the closing of the Business Combination. Such shares were voted in favor of the Business Combination.

Accordingly, as a result of these transactions, the holders of less than 40% of the ordinary shares issued in the Company’s initial public offering elected to convert such shares into a pro rata portion of the trust account. Pursuant to redemption rights granted to stockholders who owned common stock issued in the Company’s initial public offering, 1,040,934 shares were redeemed. The Company utilized funds totaling $8,182 held in the trust account established in connection with its initial public offering to consummate the redemptions.

In conjunction with the Business Combination, during April 2009, pursuant to the terms of the Company’s initial public offering, certain founding shareholders of the Company delivered an aggregate of 263,436 shares to the Company for cancellation. No consideration was paid for such cancellation.

From March 16, 2009 through April 6, 2009, AutoChina purchased 1,522,892 warrants for the purchase of ordinary shares of the Company for an aggregate cash consideration of $578. An additional 40,000 warrants were purchased on April 13, 2009 for $29.

On April 22, 2009, the Company announced that the Company’s Board of Directors had authorized a warrant repurchase program. Pursuant to the authorization of the Board of Directors, the Company may repurchase any number of ordinary share purchase warrants (the exercise price of which is $5.00 per ordinary share) on the open market or in negotiated transactions at a price per warrant of no more than $1.00 per warrant. The timing and the amount of any repurchases will be determined by the Company’s management based on its evaluation of market conditions and other factors. Under the repurchase program, there is no time limit for the warrant repurchases, nor is there a minimum number of warrants that the Company intends to repurchase. The repurchase program may be suspended or discontinued at any time without prior notice. From April 22, 2009 through May 15, 2009, the Company had repurchased a total of 870,000 warrants for an aggregate cash consideration of $420.

On March 10, 2009, Smart Success Investment Limited (“Smart Success”), a company affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li, made a short-term advance of $600 to the Company to fund the open-market purchases of the Company’s outstanding warrants.  The Company repaid the $600 advance to Smart Success on August 25, 2009.

In conjunction with the Business Combination, the Company and ACG entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the Company’s trust account at December 31, 2008 ($40,855) and at the closing of the Business Combination. In order to ensure that the Business Combination was approved by the shareholders, the Company, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of the Company from shareholders who had indicated their intention to vote against the Business Combination and seek redemption of their shares for cash, including price protective agreements with various investors in the form of puts and calls.

Purchase of shares	$24,218
Payment of deferred underwriting and advisory fees -
Cash	1,200
Short-term note payable	429
Short-term put and call agreements -
Fully funded	4,987
Partially funded	1,044
Unfunded	2,541
Redemption of shares	8,182
Repurchase of warrants	1,026
Legal fees and other	410
Total	$44,037

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, a total of $4,987 of restricted cash held in escrow was released to the Company. The remainder of the put and call options expired without being exercised in October 2009.

NOTE 22 - STOCK-BASED COMPENSATION

On September 3, 2009, the Company granted 821,040 stock options under the terms of the AutoChina International Limited 2009 Equity Incentive Plan. The exercise price of each option is $9.50, which represents the closing price of the Company's common stock on September 3, 2009. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. Management is currently in the process of evaluating the financial effect of the issuance of the options.

As of September 30, 2009, none of these options had been exercised. The Company recorded compensation expense of $112 based on an estimated fair value of the options of $6.52 per share on September 3, 2009. The per share fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model with the following assumptions:

Life (years)	6.08
Dividend yield	None
Risk - free interest rate	2.95%
Volatility	77%

The following table summarizes outstanding options as at September 30, 2009, related weighted average fair value and life information:

	Options Outstanding			Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at September 30, 2009	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at September 30, 2009	Weighted Average Exercise Price

$9.50	821,040	$6.52	9.92	nil	$$9.50

The Company has future compensation expense amounted to $5,240 to record from this option outstanding at September 30, 2009 and the recorded to the Company’s statement of income throughout the vesting period of the stock options.

NOTE 23 - DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, a certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the Company’s registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of companies, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

NOTE 24 – COMMITMENTS

Dealership Agreements:  The Company operates dealerships under franchise agreements with a number of automotive manufacturers. These agreements are non-exclusive agreements that allow the Company to stock, sell and service cars, equipment and products of the automotive manufacturers in the Company’s defined market. The agreements allow the Company to use the manufacturers’ names, trade symbols and intellectual property. The manufacturers have the right to approve the changes of ownership of the dealers and the agreements expire as follows:

Distributor	Expiration Date	Percentage of sales for the
		Nine months ended September 30,
		2009	2008

Audi	2009	23%	27%
Toyota	2009	14%	17%
Beijing Hyundia	2009 - Indefinite	22%	17%
Buick	2009 - 2010	12%	*
BMW	2009	*	*
Ford	2010 - Indefinite	*	*
Chevrolet	2009	*	*
MAZDA	2009	-	*
ROEWE	2010	*	*
ISUZU	Indefinite	*	*
Cadillac	2009	*	*
Peugeot	2009	*	*

* represented less than 10% of sales generated for the periods

Capital Commitments:  From time to time, the Company engages in construction contracts to add new and expanded dealership capacity which typically involve a significant capital commitment. Future minimum payments under the construction contracts as of September 30, 2009 are $9.

Lease Commitments:  The Company leases certain facilities under long-term, non-cancelable leases and month-to- month leases. These leases are accounted for as operating leases. Rent expense amounted to $307, $60, $1,050 and $734 for the three months and nine months ended 2009 and 2008, respectively.

Future minimum payments under long-term, non-cancelable leases as of September 30, 2009, are as follows:

Years Ending December 31,	Future Minimum Payments

2009 (three months)	$353
2010	1,367
2011	1,156
2012	968
2013	911
2014 and later	12,450

Total	$17,205

NOTE 25 - SEGMENT REPORTING

The Company measures segment profit (loss) as operating profit (loss) less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the chief financial officer in determining the performance of the business.

Information regarding the two operating segments is presented in the following tables:

Nine months ended September 30, 2009 (unaudited)

	Dealership	Commercial vehicle	Corporate	Total

Revenue	$389,829	$175,374	$-	$565,203
Interest income	319	17	8	344
Interest expense	1,739	1,361	-	3,100
Depreciation and amortization	2,179	468	-	2,647
Total profit (loss) from reportable segments	7,092	8,770	(1,862)	14,000
Equity in earnings (loss) of unconsolidated subsidiaries	37	-	-	37
Non-controlling interest	(1,552)	-	-	(1,552)

Income after income taxes				12,485

Nine months ended September 30, 2008 (unaudited)

	Dealership	Commercial vehicle	Corporate	Total

Revenue	$297,703	$34,503	$-	$332,206
Interest income	450	-	-	450
Interest expense	2,361	5	-	2,366
Depreciation and amortization	1,472	155	-	1,627
Total profit (loss) from reportable segments	5,665	1,589	(11)	7,243
Equity in earnings (loss) of unconsolidated subsidiaries	(50)	-	-	(50)
Income from discontinued operations	(153)			(153)
Non-controlling interest	(930)	-	-	(930)

Income after income taxes				6,110

NOTE 26 - RELATED PARTY BALANCES AND TRANSACTIONS

During the periods presented, the Company paid certain operating expenses on behalf of a company which was formerly controlled by the Company. The Company has advanced these funds to each of this company on a non-interest bearing and unsecured basis.  Such advance is due on demand by the Company.

The outstanding amounts due from related parties as of September 30, 2009 and December 31, 2008 were as follows:

		September 30,	December 31,
	Note	2009	2008
		(unaudited)
Due from unconsolidated subsidiary:
Cangzhou Hengyuan Auto Trading
Co., Ltd	(1)	$439	$529

Note:

(1)  Entity formerly owned by the Company.

During the periods presented, the Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which are formerly controlled by ACG’s ultimate shareholder prior to the Company’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife). Each of these loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of September 30, 2009 and December 31, 2008 were as follows:

Due to affiliates:
		September 30,	December 31,
		2009	2008
	Notes	(unaudited)

Mr. Li	(2)	$2,398	$5,125
Hebei Kaiyuan	(3)	3,058	769

Total		$5,456	$5,894

Notes:

(2)	The Company’s Chairman and CEO, and the ultimate shareholder of Hebei Kaiyuan.

(3)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang.

During the periods presented, the Company has obtained a short-term trade financing for purchase of commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”), a company affiliated with Mr. Li. Mr. Thomas Luen-Hung Lau (“Mr. Lau”), a director of AutoChina, is the indirect beneficial owner of approximately 15.80% of the equity interest of Beiguo. The Company pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. The outstanding amounts due to related parties as of September 30, 2009 and December 31, 2008 were as follows:

		September 30,	December 31,
		2009	2008
	Note	(unaudited)

Accounts payable, related party:

Beiguo	(4)	$83,388	$2,272

Note:

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 15.28% and 15.80%, respectively.

During the periods presented, the Company has obtained the customer deposits for sales of commercial vehicles from a company affiliated with Mr. Li, and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of September 30, 2009 and December 31, 2008 were as follows:

		September 30,	December 31,
		2009	2008
	Note	(unaudited)

Customer deposit, related party:

Beiguo	(4)	$-	$16,095
Note:

(4)	Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 15.28% and 15.80%, respectively.

During the periods presented, the Company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

	Notes		Nine months Ended September 30,
			2009	2008
			(unaudited)	(unaudited)

Related Parties Transactions

Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	(a)	$-	$3,890
Shijiazhuang Zhicheng Property Management Co., Ltd	(1)	(b)	$-	$3,915
Hebei Kaiyuan	(1)	(a)	-	25,785
Hebei Kaiyuan	(1)	(b)	1	117
Hebei Kaiyuan	(1)	(g)	8,777	-
Kinbow Capital & Holding Group Co., Ltd	(1)	(b)	-	372
Beijing Qianbo Auto Trading Co., Ltd	(1)	(a)	-	143
Beijing Qianbo Auto Trading Co., Ltd	(1)	(b)	-	2,993
Beijing Qianbo Auto Trading Co., Ltd	(1)	(c)	-	80
Beijing Qianbo Auto Trading Co., Ltd	(1)	(d)	-	270
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2)	(a)	-	418
Hebei Xinchang Shengyuan Auto Sales Co., Ltd	(2)	(b)	-	573
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(b)	-	644
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(c)	4,486	-
Cangzhou Hengyuan Auto Trading Co., Ltd	(2)	(d)	6	-
Hebei Xuwei Trading Co., Ltd	(1)	(b)	-	2,463
Hebei Shengrong Auto Parts Co., Ltd	(2)	(b)	-	12,302
Beiguo	(3)	(c)	137,383	-
Beiguo	(3)	(d)	114,456	-
Beiguo	(3)	(f)	$100,653	$-

Notes:

(1)  Entity controlled by the ACG’s ultimate shareholder (prior to the Company’s acquisition of ACG).

(2)  Entity formerly owned by ACG.

(3)  Entity in which Mr. Li and Mr. Lau are the indirect beneficial owners of approximately 15.28% and 15.80%, respectively.

Nature of transaction:

(a) Loan to the Company during the period. The amounts were interest-free, unsecured and repayable on demand.

(b) Short-term advance from the Company. The amounts were interest-free, unsecured and payable on demand

(c) Sale of automobiles to the Company during the period.

(d) Purchase of automobiles from the Company during the period.

(e) Sales of investments in subsidiary / affiliates during the period.

(f)  Customers deposits received by the Company from affiliates for the purchase of automobiles.

(g)  Bank loan guarantee provided to the Company by the affiliate.

During the nine months ended September 30, 2009, the Company has purchased commercial vehicles from an affiliate, Beiguo, for the amount of $137,383. According to the financing arrangement with Beiguo, the Company obtained  short-term unsecured loans up to 180 days and pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo for the funds obtained due to this financing arrangement,

On the other hand, the Company assisted Beiguo to source the commercial vehicles from third party vendor for the financing arrangement. During the nine months ended September 30, 2009, the Company sold the commercial vehicles amounted of $114,456 to Beiguo for its resale. The sales by the Company to Beiguo were charged at insignificant mark up to cover the operating costs. Under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Beiguo is considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company occupied office space in Beijing, China provided by an affiliate of the Company’s director prior to the reverse merger in April 2009. The affiliate had agreed that, until the Company consummated a business combination, it would make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company agreed to pay the affiliate $7 per month for such services commencing February 27, 2008, the effective date of the Offerings, and the agreement was terminated 18 months after the Offerings on August 26, 2009. During the three months and nine months ended September 30, 2009, the Company incurred $15 and $60 of costs under this agreement. The costs incurred prior to the Business Combination are not accounted for as the Company’s costs.

NOTE 27 – SUBSEQUENT EVENTS

On November 16, 2009, the Company and its CEO, Mr. Li, agreed to cancel 139,200 stock options previously granted by the Company to Mr. Li on September 3, 2009. On December 3, 2009, the Company issued 520,944 shares of stock options to 246 employees at an exercise price of $25.65, the closing price of the Company's ordinary shares listed on the NASDAQ Capital Market on December 3, 2009. Other terms of the stock options are equivalent to the first issuance of stock options on September 3, 2009.

The pro forma balance sheet as of September 30, 2009 and the pro forma statements of income for the nine months ended September 30, 2009 and the year ended December 31, 2008 shown below present the automobile dealership business segment as a discontinued operation, assuming that the sale of such segment had been completed subsequent to September 30, 2009. The pro forma information is provided for illustrative purposes only.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
(Reclassified For Discontinued Operations)
September 30, 2009
(in thousands)

ASSETS

Current assets

Cash and cash equivalents	$22,042
Restricted cash	12,434
Accounts receivable	2,086
Inventories	200
Deposits for inventories	21,574
Prepaid expenses and other current assets	3,086
Current maturities of net investment in sales-type leases	82,258
Deferred income tax assets	2,416
Assets of discontinued operations	145,119

Total current assets	291,215

Property, equipment and leasehold improvements, net	1,925
Net investment in sales-type leases, net of current maturities	56,980

Total assets	$350,120

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) - Continued
(Reclassified For Discontinued Operations)
September 30, 2009
(in thousands)

LIABILITIES AND EQUITY
Current liabilities
Notes payable	$8,777
Trade notes payable	12,434
Short-term loan	14,590
Deposit received from pending disposal of consumer automotive dealership business	29,255
Accounts payables	2,096
Accounts payables, related parties	83,388
Other payables and accrued liabilities	5,007
Share repurchase obligations	2,537
Due to affiliates	5,706
Customer deposits	1,868
Income tax payable	1,230
Liabilities of discontinued operations	94,935
Total current liabilities	261,823

Long term debt
Net deferred income tax liabilities	2,108
Total liabilities	263,931

Equity
Ordinary shares	11
Additional paid-in capital	40,639
Statutory reserves	741
Retained earnings	30,276
Accumulated other comprehensive income	6,166
Total shareholders’ equity	77,833
Noncontrolling interests	8,356
Total equity	86,189
Total liabilities and equity	$350,120

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Reclassified For Discontinued Operations)
(in thousands except share and per share data)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
	(unaudited)

Revenues
Commercial vehicles	$168,332	$34,059
Finance and insurance	7,042	2,239
Total revenues	175,374	36,298
Cost of sales
Commercial vehicles	158,988	31,970
Gross profit	16,386	4,328

Operating expenses:
Selling and marketing	1,537	965
General and administrative	3,905	2,177
Other income, net	(93)	(162)
Total operating expenses	5,349	2,980
Income from operations	11,037	1,348

Other income (expense) :
Other interest expense	(286)	(5)
Other interest expense, related parties	(1,075)	-
Interest income	25	14
Accretion of share repurchase obligation	(531)	-
Acquisition-related costs	(295)	-

Other income (expense), net	(2,162)	9
Income from continuing operations before income taxes	8,875	1,357
Income tax provision	1,967	185
Income from continuing operations	6,908	1,172
Income from discontinued operations, net of income taxes	5,577	6,871
Net income attributable to shareholders	$12,485	$8,043

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME - Continued
(Reclassified For Discontinued Operations)
(in thousands except share and per share data)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
	(Unaudited)

Earnings per share
Basic
Continuing operations	$0.81	$0.15
Discontinued operations	0.65	0.89
	$1,46	$1.04
Diluted
Continuing operations	$0.69	$0.15
Discontinued operations	0.56	0.89
	$1.25	$1.04
Weighted average shares outstanding
Basic	8,572,134	7,745,625
Diluted	10,027,442	7,745,625

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars.  References to "we", "us", the "Company" or "AutoChina" refer to AutoChina International Limited (formerly Spring Creek Acquisition Corp.) and its subsidiaries, including AutoChina Group Inc. (“ACG”), except where the context requires otherwise.

OVERVIEW

AutoChina International Limited (“AutoChina”) is a holding company whose primary business operations are conducted through its wholly owned subsidiary, AutoChina Group Inc. (together with its subsidiaries and affiliated entities, “ACG”).

AutoChina was incorporated in the Cayman Islands on October 16, 2007 under the name “Spring Creek Acquisition Corp.” as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business, that had its principal operations in Greater China (including Hong Kong, Macau and Taiwan).

On April 9, 2009, we acquired all of the outstanding securities of ACG from Honest Best Int’l Ltd., resulting in ACG becoming a wholly owned subsidiary of AutoChina. Promptly after the business combination with ACG, we changed our name to “AutoChina International Limited.”

Prior to the business combination with ACG, AutoChina had no operating business.

ACG was incorporated on July 27, 2007 in the Cayman Islands by Chairman and CEO, Yong Hui Li. Prior to the business combination, ACG operated in two primary business segments: (i) the commercial vehicle sales and leasing segment, which provides financing to customers to purchase commercial vehicles, and (ii) the automotive dealership segment, which sells of branded automobiles through its nationally recognized dealer network.

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). ACG expects the sale to be consummated by the end of December 2009. If the transaction is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing segment. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment.

The business combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the transaction had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the business combination was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

From its inception until April 2008, ACG’s business consisted solely of an automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of automobile franchises located primarily in Hebei Province of China. During this time period, ACG offered an extensive range of automotive products and services, including new automobiles, automobile maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, ACG commenced providing commercial vehicle sales and leasing services, which provided financing to customers to acquire heavy trucks in China. As of September 30, 2008, ACG operated 48 commercial vehicle financing centers and 26 automotive dealership stores located primarily in various cities and towns throughout the Northern regions of China. By December 31, 2008, ACG’s commercial vehicle financing facilities expanded to 103 centers primarily located in major areas in Hebei, Henan, Shanxi and Shandong provinces, Inner Mongolia Autonomous Region and Tianjin. An additional two centers opened in the first nine months of 2009, and an additional 45 centers opened during the third quarter of 2009, bringing the total number of centers to 150 as of September 30, 2009.

Although ACG was incorporated in 2007, its automotive dealership business (through predecessor entities) has been in operation since 2000. ACG’s automotive dealership revenues grew between 80% and 93% per annum over the past three years.  In 2000, Hebei Liantuo Auto Trade Co., Ltd. (“Liantuo”) was incorporated in China and started to engage automobile dealership businesses. AutoChina’s Chairman and CEO, Mr. Yong Hui Li, was at the time an indirect minority investor (a beneficial owner of approximately 40% equity interest) of Liantuo. Since 2003, Mr. Li invested in majority equity interests of 5 other dealership stores, namely Hebei Meifeng Auto Sales and Service Co., Ltd, Hebei Shenkang Auto Trade Co., Ltd, Yuhua Fengtian Auto Sales and Service Co., Ltd, Hebei Shenwen Auto Trade Co., Ltd. and Hebei Shengjie Auto Trade Co., Ltd through Hebei Kaiyuan, a company registered in the PRC and wholly owned by Mr. Yong Hui Li. In August 2005, Huaan Investment was formed and became the holding company to own and operate all of the Group’s dealership business. In December 2006, Huaan Investment acquired additional 30% interests in Liantuo and Liantuo became ACG’s subsidiary.

As of September 30, 2009, ACG’s commercial vehicle financing network consisted of the following facilities in the indicated regions:  (i) Hebei Province (43 commercial vehicle financing centers), (ii) Shanxi Province (30 commercial vehicle financing centers), (iii) Shandong Province (30 commercial vehicle financing centers), (iv) Henan Province (28 commercial vehicle financing centers), (v) Shaanxi Province (5 commercial vehicle financing centers), (vi) Tianjin (2 commercial vehicle financing centers), (vii) Beijing (2 commercial vehicle financing centers) and (viii) Inner Mongolia Autonomous Region (10 commercial vehicle financing centers). Each region (except for Shaanxi Province, which is currently managed by Inner Mongolia Autonomous Region) is managed by a regional general manager reporting directly to the vice president of the commercial vehicle financing business and a regional financial controller reporting directly to ACG’s Chief Financial Officer. In addition, all dealership stores located in Hebei province are managed by the general manager of dealerships, who reports to the Chief Executive Officer directly. The finance manager in charge of dealerships also reports to ACG’s Chief Financial Officer directly.

During the past years, ACG grew its dealership business primarily through acquisitions. ACG typically sought to acquire large, profitable, well-established and well-managed dealerships that are leaders in their respective market areas. From January 1, 2005 through December 31, 2008, ACG acquired 23 dealership stores and disposed of or terminated 3 dealership stores. All of the 150 commercial vehicle financing centers are newly established in 2008 and 2009.

ACG opened an aggregate of 103 commercial vehicle financing centers in 2008.  From January 1, 2009 through September 30, 2009, ACG opened two additional financing centers, one in Beijing and one in the Inner Mongolia Autonomous Region. In the third quarter of 2009, an additional 45 centers were opened, bringing the total number of centers to 150 as of September 30, 2009. ACG plans to continue the opening of the new commercial vehicle financing centers to increase market share in the Northern region of China. ACG expects to have at least 150 financing centers by the end of 2009, and believes that its current financing arrangements including the expected proceeds from the planned sale of the consumer vehicle dealership business would be sufficient to meet its planned expansion of financing operations in the foreseeable future.

Each acquisition has been accounted for as a purchase and the corresponding results of operations of these dealerships are included in ACG’s financial statements from the date of acquisition.

ACG’s operating results reflect the combined performance of each of its interrelated business activities, which include the sale of vehicles, commercial vehicle sales and leasing and insurance products, and parts, service and collision repair services. Historically, each of these activities has been directly or indirectly impacted by a variety of supply/demand factors, including vehicle inventories, consumer confidence, discretionary spending, availability and affordability of consumer credit, manufacturer incentives, fuel prices and interest rates. For example, during periods of sustained economic downturn or significant supply/demand imbalances, new vehicle sales may be negatively impacted as consumers tend to shift their purchases to used vehicles. Some consumers may even delay their purchasing decisions altogether, electing instead to repair their existing vehicles. In such cases, however, ACG believes the new vehicle sales impact on ACG’s overall business is mitigated by its ability to offer other products and services, such as used vehicles and parts, service and collision repair services.

ACG generally experienced higher volumes of vehicle sales for dealerships in the first and fourth calendar quarters of each year. This seasonality is generally attributable to consumer buying trends and the timing of manufacturer new vehicle model introductions.

As a result, ACG’s revenues, cash flows and operating income are typically lower in the second and third quarters and higher in the first and fourth quarters. Other factors unrelated to seasonality, such as changes in economic condition and manufacturer incentive programs, may exaggerate seasonal or cause counter-seasonal fluctuations in ACG’s revenues and operating income.

The recent global economic downturn resulted in lower than expected sales in the first quarter of 2009 in both of ACG’s business segments.  However, the trend of sales in both business segments improved in the second and third quarters of 2009 primarily as a result of the Chinese Economic Stimulation Plan promulgated at the beginning of 2009 by the Chinese government in response to the global economic downturn.   The Chinese Economic Stimulation Plan reduced the sales taxes of consumer vehicles which encourage customers to purchase consumer vehicles in the second quarter. The increased level of inventories during the first quarter reached a normal level when the sales improved in the second quarter. The selling prices were relatively stable over the period.  Similarly, the Chinese Economic Stimulation Plan enabled the increase of capital investments throughout China. The resultant increased demand for commercial vehicles used in transportation and construction provided an opportunity for the Company to expand its commercial vehicle sales and leasing business. Prior to the introduction of the Chinese Economic Stimulation Plan, commercial vehicle sales had slowed, but in the second quarter of 2009 sales returned to normal levels.  Throughout the period selling prices remained constant.

Pending Sale of Automotive Dealership Segment

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Hebei Kaiyuan and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). ACG expects the sale to be consummated during December 2009.

If the sale of ACG’s automotive dealership segment is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing segment. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment.

At September 30, 2009, the assets and liabilities of the automotive dealership segment were approximately $145.1 million and $94.9 million, or approximately 41% and 36% of total assets and total liabilities, respectively.  For the nine months ended September 30, 2009 and the year ended December 31, 2008, revenues of the automotive dealership segment were approximately $389.8 million and $406.5 million, respectively, or approximately 69% and 92%, respectively, of total revenues for each period.  The automotive dealership segment provided net income of approximately $5.6 million and $6.9 million for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively, or approximately 44% and 85%, respectively, of total net income for each period.

Additional information showing the financial impact of the pending sale of the automotive dealership segment (a pro forma balance sheet as of September 30, 2009 and pro forma statements of income for the nine months ended September 30, 2009 and the year ended December 31, 2008) are included in the beginning on page 39, to present the automobile dealership business segment as a discontinued operation, assuming that the sale of such segment had been completed subsequent to September 30, 2009.

The Company expects to utilize the net proceeds from the sale of the automotive dealership segment to expand the Company’s commercial vehicle sales and financing business in China.  The Company expects to initially generate lower revenues following the sale of the automotive dealership business, although the Company believes that its commercial vehicle business model provides a significant platform for growth, and this capital will allow for the Company to accelerate this process.

Since entering the commercial vehicle sales and financing business in March 2008, the Company has achieved significant scale and a leading market position via the opening of 150 centers through the first nine months of 2009. The proceeds from this sale are expected to allow the Company to substantially improve the profit margins of the commercial segment by allowing the Company to internally fund vehicle purchases instead of using external borrowings. After closing this transaction, the Company expects gross margins to improve from current levels of approximately 4 - 7% to approximately 15 – 20% by the end of 2009.

New Commercial Vehicle Financing Structure

Commencing in late September 2009, we began to implement a new commercial vehicle financing structure through our new wholly owned subsidiary, Hebei Chuangjie Auto Trade Co., Ltd. (“Chuangjie Auto Trade”). Under the new commercial vehicle financing structure, Chuangjie Auto Trade has engaged Citic Trust Co. Ltd. (“Trustee”), a division of the Citic Group, to act as trustee for a trust fund set up for the benefit of Chuangjie Auto Trade (the “Trust Fund”). The Trustee is responsible for the management of the funds invested in the Trust Fund, and the Trust Fund will be used in purchasing commercial vehicles from Kaiyuan Auto Trade (our existing subsidiary). Pursuant to the Trust Fund documents each use of the Trust Fund (e.g. to purchase of a commercial vehicle) requires a written order to the Trustee from Chuangjie Auto Trade.

Under the existing commercial vehicle financing model, after a customer lessee initiates an application for financing by selecting a vehicle they would like to purchase, our local commercial vehicle financing centers (each a “Local Center”) conducts the relevant credit checks and issues an internal purchase order directly to Kaiyuan Auto Trade (our existing subsidiary). Under the new commercial vehicle financing structure the commercial vehicle purchase order will be issued (upon completion of credit checks) by a Local Center to Chuangjie Auto Trade who will then instruct the Trustee to place the order for the vehicle with Kaiyuan Auto Trade. Upon the issuance of a commercial vehicle purchase order, the Trustee, Kaiyuan Auto Trade and the relevant Local Center will enter into a Sale and Management Agreement, and the Trustee, relevant Local Center and customer lessee will enter into a Lease and Management Agreement governing each commercial vehicle purchase. Under the Sale and Management Agreements and Lease and Management Agreements, the parties agree that: (1) the Trustee will deliver the funds for the purchase of the commercial vehicle and instruct Kaiyuan Auto Trade to have the vehicle delivered directly to the lessee; (2) the Local Center will hold title to the commercial vehicle for the benefit of the Trustee for the term of the lease and will provide services to the lessee including maintaining the vehicle legal records (registration, tax invoices, etc.), assisting the end user in performing annual inspections, renewing the vehicle’s license, purchasing insurance, and making insurance claims; (3) the lessee will be responsible for the costs associated with the lease of the truck and with the maintenance and administrative services contracted out by the Local Center; and (4) upon the completion of the lease and payment in full by the lessee of all fees, the Local Center will transfer title to the vehicle to the lessee upon the lessee’s request.

Recently Adopted Accounting Pronouncements

In June 2009, generally accepted accounting principles were revised effective for interim reports for annual periods ending after September 15, 2009. The Financial Accounting Standards Board (“FASB”) completed the Accounting Standards Codification (“Codification”) which will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This revision is effective for interim and annual periods ending after September 15, 2009. Existing accounting standards are superseded upon completion of the Codification. The Company has revised its interim financial statements to comply with this change and to use plain English to describe its accounting principles.

In May 2009, generally accepted accounting principles, for reporting “Subsequent Events,” was revised establishing a new general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company evaluated subsequent events after the balance sheet date of December 11, 2009 through the filing of this report with the Securities and Exchange Commission (“SEC”) on December 11, 2009.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The Company adopted this change in the current period; no additional disclosures were required.

The Company adopted the provisions of the Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) and Codification Topic 825-10 “Financial Instruments” (“ASC 825-10”) and on January 1, 2008.   ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level I - Quoted prices (unadjusted) in active markets for identical asset or liabilities that the Company has the ability to access as of the measurement date.

Level II - Inputs other than quoted prices included within Level I that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level III - Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Since the issuance of ASC 820, the FASB has issued several pronouncements to clarify the application of ASC 820.  These pronouncements apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC 820.  In April 2009, the FASB issued ASC Topic 820-10-65-4, “Transaction Related to FASB Staff Position FAS 157-4 Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“ASC 820-10-65-4”), which provides additional guidance for estimating fair value in accordance with ASC 820, when the volume and level of activity for the asset or liability have significantly decreased.  ASC 820-10-65-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  ASC 820-10-65-4 is effective for interim and periods ending after June 15, 2009. The Company adopted this guidance on June 30, 2009 and did not have any impact on the Company’s financial statement presentation or disclosures.

In February 2007, the FASB issued ASC 825-10, “Financial Instruments”, which provides companies with an option to report selected financial assets and liabilities at fair value. ASC 825-10’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. ASC 825-10 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. ASC 825-10 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. ASC 825-10 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. ASC 825-10 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in ASC 820 and ASC 825.  The Company adopted ASC 825-10 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. Accordingly, the adoption of ASC 825-10 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

The Company’s financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at September 30, 2009 and December 31, 2008 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates. Therefore, the adoption of the above accounting principles, as they became or will become applicable to the Company, had no significant impact on the measurement of the financial assets and liabilities.

In December 2007, the FASB revised the authoritative guidance for business combinations, which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree. The revised guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively. The Company adopted the guidance on January 1, 2009 and affected how the Company accounted for the acquisition of ACG.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests, which clarifies the accounting for noncontrolling interests and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including classification as a component of equity. The guidance is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company adopted the guidance on January 1, 2009 and affected how the Company accounts for its noncontrolling interests.

In March 2008, generally accepted accounting principles revised requirements for Disclosures about Derivative Instruments and Hedging Activities. The revision requires entities using derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  The change also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of generally accepted accounting principles have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  The Company adopted revision effective January 1, 2009, and did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In June 2008, generally accepted accounting principles were revised to mandate a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of this guidance, results in the instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of this guidance will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. This guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted this guidance on January 1, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In January 2009, generally accepted accounting principles were revised to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements.  The proposal also amends prior generally accepted accounting principles to require those disclosures in all interim financial statements.  This proposal is effective for interim periods ending after June 15, 2009.  The Company adopted this change on June 30, 2009 and did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

In June 2009, generally accepted accounting principles for reporting and accounting for transfers of financial assets, was revised and is to be applied to financial asset transfers on or after the effective date, which is January 1, 2010 for the Company’s financial statements. This changes and limits the circumstances in which a financial asset may be de-recognized when the transferor has not transferred the entire financial asset or has continuing involvement with the transferred asset. The concept of a qualifying special-purpose entity, which had previously facilitated sale accounting for certain asset transfers, is removed by this change. The Company expects to adopt this revision on January 1, 2010 and expects that adoption of this revision will not have a material effect on its financial position or results of operations.

In June 2009, generally accepted accounting principles amended the accounting for variable interest entities and is effective for reporting periods beginning after November 15, 2009. The amendments change the process for how an enterprise determines which party consolidates a VIE to a primarily qualitative analysis. It defines the party that consolidates the VIE (the primary beneficiary) as the party with (1) the power to direct activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Upon adoption reporting enterprises must reconsider their conclusions on whether an entity should be consolidated and should a change result; the effect on net assets will be recorded as a cumulative effect adjustment to retained earnings. The Company expects that adoption will not have a material effect on its financial position or results of operations.

In September 2009, the FASB issued Update No. 2009-13, “Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting update to its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: goodwill, intangible assets and long-lived assets, income taxes and accounts receivable.

Goodwill, Intangible Assets and Long-Lived Assets.  The Company’s purchased intangible assets other than goodwill are to be amortized over their useful lives unless these lives are determined to be indefinite. The Company tests goodwill for impairment at least on an annual basis and more often under certain circumstances, and written down when impaired. An interim impairment test is required if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

Impairment losses are limited to the carrying value of the goodwill, which represents the excess of the carrying amount of a reporting unit’s goodwill over the implied fair value of that goodwill. In determining the estimated future cash flows, ACG considers current and projected future levels of income based on management’s plans for that business, as well as business trends, prospects and market and economic conditions.

The Company accounts for the impairment of long-lived assets, such as property and equipment and intangible assets, under the provisions of generally accepted accounting principles, which establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a business. The Company periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value. The Company reports an impairment cost as a charge to operations at the time it is recognized.

Income Taxes. The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable. Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of September 30, 2009 and December 31, 2008, a majority of the trade receivable balances were due from governmental agencies, which the Company believes are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, management determined no allowance for uncollectible amounts was required. Concentrations of credit risk with respect to accounts receivables from the sale of automobiles are limited because a large number of diverse customers comprise the Company’s customer base, thus spreading the trade credit risk.

Results of Operations

Nine months ended September 30, 2009 as compared to nine months ended September 30, 2008

Overview

The Company’s revenues and earnings increased significantly during the nine months ended September 30, 2009 despite weak economic conditions during the beginning of the period.

Commercial Vehicle Sales and Leasing Business

Heading into 2009, commercial vehicle sales in China had faced nine months of consecutive monthly declines according to the China Association of Automobile Manufacturers (CAAM). However, in February 2009, nationwide commercial vehicle sales rebounded and posted their first monthly increase since July 2008. This was in part due to the effects of economic stimulus measures implemented by the Chinese government. The Company’s commercial vehicles sales and leasing businesses benefitted from a recovering market for commercial vehicles in China during the rest of the period.

In January 2009, the Company established 2 additional commercial vehicle financing centers in Beijing and the Inner Mongolia Autonomous Region, bringing the total number of locations to 105, and an additional 45 centers opened during the third quarter of 2009,bringing the total number of centers to 150 as of September 30, 2009.

Dealership Business

Sales of passenger cars in China fell in October and November of 2008, in part due to weak consumer confidence in a slowing economy. In January 2009, the Chinese government implemented stimulus measures, such as tax cuts and subsidies, to help spur passenger vehicle sales. These stimulus measures, as well as a recovering economy, have helped the dealership segment to realize increased vehicle sales, especially for smaller, more fuel-efficient cars.

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Hebei Kaiyuan and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million (approximately $68.8 million). ACG expects the sale to be consummated in December 2009.

If the sale of ACG’s automotive dealership segment is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing segment. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment.

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Nine months ended September 30, 2009		Nine months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
New automobiles	$353,624	62.6%	$270,164	81.3%	30.9%
Commercial vehicles	168,332	29.8%	33,102	10.0%	408.5%
Parts and service	35,468	6.3%	27,327	8.2%	29.8%
Finance and insurance	7,779	1.3%	1,613	0.5%	382.3%
Total revenues	$565,203	100.0%	$332,206	100.0%	70.1%

Revenues for the nine months ended September 30, 2009 of $565.2 million, increased 70.1% from $332.2 million in the comparable prior year period.  The Company’s revenues by category were as follows:

•	$353.6 million, or 62.6% of revenues, related to new automobiles;
•	$168.3 million, or 29.8%, related to commercial vehicles;
•	$35.5 million, or 6.3%, related to parts and service; and
•	$7.8 million, or 1.3%, related to finance and insurance.

The Company’s commercial vehicle sales and leasing business recorded 4,289 vehicle financing agreements and sales in the first nine months of 2009, compared to 913 vehicle financing agreements and sales in the first nine months of 2008. In addition, the Company did not realize any losses on any lease-to-own loans on its commercial vehicles during the first nine months of 2009. The increase in commercial vehicle sales was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from businesses.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Nine months ended September 30, 2009		Nine months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Total	Amount	% of Total	Y-O-Y % CHANGE
New automobiles	$339,981	64.5%	261,108	83.7%	30.2%
Commercial vehicles	158,988	30.2%	31,188	10.0%	409.8%
Parts and service	28,111	5.3%	19,584	6.3%	43.5%
Total cost of sales	$527,080	100.0%	$311,880	100.0%	69.0%

Cost of sales in the first nine months of 2009 totaled $527.1 million, as compared to $311.9 million in the prior year, 69.0% higher than the same period of 2008, mainly due to the increased sales in commercial vehicle sales and leasing business, with 150 leasing centers during the first nine months of 2009, while the Company commenced this business in March 2008 with 48 leasing centers.  Additionally, the increase in consumer auto sales and parts and service revenues generated by the dealership business contributed to an increase in the respective costs of sales throughout the first nine months of 2009, as compared with that of the corresponding period in 2008.

Gross Profit

The Company’s gross profit was $38.1 million in the first nine months of 2009, representing a gross margin of 6.7%, an increase from 6.1% for the prior period in 2008, which is in line with the increase in revenues and the change in the revenue mix.

Operating Expenses

Operating expenses for the nine months ended September 30, 2009 were $15.4 million, which was $6.6 million, or 74.2%, higher than the same period of 2008. This was mainly due to the growth in the number of employees, commercial vehicle sales and leasing centers, and the expenses incurred operating as a public company since April 2009.

Interest Expense

Interest expense totaled $3.1 million in the first nine months of 2009 compared to $2.4 million in the first nine months of 2008, reflecting an increase of 31.0%. The commercial vehicle sales and leasing business had interest expense of $1.1 million to an affiliate, Beiguo, for the purchase of commercial vehicles for leasing. On the other hand, there was a $0.4 million decrease in interest expenses resulting from the decrease in the average borrowing balance to support improved dealership sales.

Interest Income

Interest income totaled $0.3 million in the first nine months of 2009, which was slightly decreased by $0.1 million as compared with the same period in 2008.

Other Income (Expense)

Other expense in the first nine months of 2009 was $0.9 million, as compared to $0.1 million in the same period of 2008, mainly as a result of the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with the April 2009 business combination, as described above. In addition, the incurrence of compensation expenses resulted from the issuance of employee stock options has also contributed to the increase of other expense.

Income Tax Expense

In the first nine months of 2009, the Company recorded income tax expense of $5.0 million, as compared to an income tax expense of $2.3 million in the first nine months of 2008. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income Attributable to Shareholders

Net income attributable to shareholders in the first nine months of 2009 was $12.5 million, as compared to $6.1 million in the first nine months of 2008, representing an increase of 104.3% from the first nine months of 2008. The increase primarily resulted from the significant increase in revenues generated from both the commercial vehicle sales and leasing and dealership businesses.

Three months ended September 30, 2009 as compared to three months ended September 30, 2008

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended September 30, 2009		Three months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
New automobiles	$128,530	53.1%	$91,827	80.0%	40.0%
Commercial vehicles	97,374	40.3%	11,428	9.9%	752.1%
Parts and service	11,427	4.7%	10,752	9.4%	6.3%
Finance and insurance	4,647	1.9%	794	0.7%	485.3%
Total revenues	$241,978	100.0%	$114,801	100.0%	110.8%

Revenues for the third quarter 2009 of $242.0 million, up 110.8% year-over-year from $114.8 million in the third quarter of 2008.  The Company’s revenues by category were as follows:

•	$128.6 million, or 53.1%, related to new automobiles;
•	$97.4 million, or 40.3%, related to commercial vehicles;
•	$11.4 million, or 4.7%, related to parts and service; and
•	$4.6 million, or 1.9%, related to parts and services.

The Company’s commercial vehicle sales and leasing business recorded 2,531 vehicle financing agreements and sales in the third quarter of 2009, compared to 291 vehicle financing agreements and sales in the third quarter of 2008. In addition, the Company did not realize any losses on any lease-to-own loans on its commercial vehicles through the first three quarters of 2009. The increase in commercial vehicle sales was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from businesses.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended September 30, 2009		Three months ended September 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Total	Amount	% of Total	Y-O-Y % CHANGE
New automobiles	$123,542	55.2%	$89,000	83.4%	38.8%
Commercial vehicles	91,206	40.7%	10,512	9.8%	767.6%
Parts and service	9,261	4.1%	7,208	6.8%	28.5%
Total cost of sales	$224,009	100.0%	$106,720	100.0%	109.9%

Cost of sales in the third quarter of 2009 totaled $224.0 million, as compared to $106.7 million in the third quarter of 2008, which was $117.3 million or 109.9% higher than the same periods last year, mainly due to the increase in quantity of sales. In particular, the cost associated with the growth of the commercial vehicle sales and leasing segment that launched in March 2008 contributed to an increase of $80.7 million. Additionally, the increase in sales of new automobiles contributed to the increase in costs for consumer auto sales by $34.5 million, as compared with the same period in the prior year.

Gross Profit

The Company’s gross profit was $18.0 million in the third quarter of 2009, resulting in a gross margin of 7.4%, as compared to7.0% for the prior fiscal year period, which was in line with the Company’s increase in revenues and change in the revenue mix.  The Company expects continued improvement in margins due to the increased contribution to sales from the commercial vehicle sales and leasing business, which has higher margins than the dealership business.

Operating Expenses

Operating expenses in the third quarter of 2009 were $6.3 million, which was $3.7 million or 139.6% higher than the third quarter of 2008. This was mainly due to the growth in the number of employees, commercial vehicle sales and leasing centers, and additional expenses incurred to operate as a public company since April 2009.

Interest Expense

Interest expense totaled $1.5 million in the third quarter of 2009, as compared to $1.0 million in the third quarter of 2008, reflecting a 45.4% increase. The increase of $0.4 million was mainly due to the increase of the commercial vehicle sales and leasing business generated additional interest expenses of $0.9 million to an affiliate, Beiguo, incurred for the purchase of commercial vehicles for leasing. On the other hand, there is decrease in the average borrowing balance for the dealership segment that leads to the decrease of the floor plan and other interest expenses.

Interest Income

Interest income totaled $0.1 million in the third quarter of 2009, which was slightly decreased by $0.1 million as compared with the same period in 2008.

Other Income (Expense)

Other expense in the third quarter of 2009 was $0.3 million, as compared to $0.0 million in the same period in 2008, mainly due to the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with the April 2009 business combination, as described above. In addition, the incurrence of compensation expenses resulted from the issuance of employee stock options has also contributed to the increase of other expense.

Income Tax Expense

In the third quarter of 2009, the Company recorded an income tax expense of $2.4 million, as compared to an income tax expense of $1.2 million in the third quarter of 2008. This increase was due to the increased pre-tax income generated by the Chinese subsidiaries of the Company.

Net Income Attributable to Shareholders

Net Income attributable to shareholders in the third quarter of 2009 was $7.0 million, as compared to $3.0 million in the third quarter of 2008, representing an increase of 129.8% from the third quarter of 2008. The increase primarily resulted from the significant increase in revenues generated from both the commercial vehicle sales and leasing and dealership businesses.

Liquidity and Capital Resources

Since inception, the Company’s sources of cash were mainly from borrowings from affiliates, financial institutions and capital contributed by the Company’s shareholders.

From 2008 to the first nine months of 2009, the Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.86% to 8.71% per annum.

As of September 30, 2009, the Company had incurred accounts payable of $83.4 million from an affiliate, Beiguo, for the purchase of commercial vehicles for leasing as part of the commercial vehicle sales and leasing business, an increase of $81.1 million during the nine months ended September 30, 2009. As of December 31, 2008, the amount due Beiguo was $2.3 million.  According to the financing arrangement between the Company and Beiguo, the accounts payable is at an interest rate of 4% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.  Such costs are accounted for as interest expense, related parties.  The Company expects to continue to rely on this financing arrangement with Beiguo for the foreseeable future.

As of September 30, 2009, the Company also had notes payable of $28.8 million with various financial institutions in the PRC.

After taking into consideration its present banking facilities, our financing arrangement with our affiliate, its existing cash resources, the cash flows expected to be generated from operations, and the settlement of the put and call agreements, it has adequate sources of liquidity to meet its short-term obligations and working capital requirements.

Put and Call Agreements

In connection with the April 2009 business combination, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the acquisition, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with acquisition, together with $377,000 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina. These put options were terminated on September 2, 2009.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of approximately $58,000 in connection with the agreement. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with the agreements, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held approximately $4.6 million in cash provided by AutoChina to secure payment of the exercise price by AutoChina. These put options were terminated on August 17, 2009.

A summary of the Put and Call Agreements is presented below.

(in thousands, except for share or per share data)
Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,610	$4,610	$—
Unfunded commitment	$8.50	299,000	2,541	-	2,541
Partially funded commitment	$9.05	156,990	1,421	377	1,044
Total commitment		1,004,790	8,572	$4,987	$3,585
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,908
Accretion to be recorded over the life of the commitment as a charge to operations			$664

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, and total of $4,987 of restricted cash held in escrow was released to the Company. The remainder of the put and call options expired without being exercised in October 2009.

Operating Activities

Net cash flows used in operating activities for the nine months ended September 30, 2009 were $119.9 million, as compared to $2.9 million net cash flow provided by operating activities for the nine months ended September 30, 2008, representing an increase of $115.2 million. This change in cash flows from operating activities was attributable primarily to the increase of net investment in sales-type leases which was related to the growing commercial vehicle sales and leasing business.

Working Capital

As of September 30, 2009 and December 31, 2008, the Company had working capital of $1.6 million and $31.4 million, respectively.

In conjunction with the April 2009 business combination, the Company and ACG entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the Company’s trust account at December 31, 2008 ($40.8 million) and at the closing of the business combination. In order to ensure that the business combination was approved by the shareholders, the Company, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of the Company from shareholders who had indicated their intention to vote against the business combination and seek redemption of their shares for cash, including price protective agreements with various investors in the form of puts and calls.

Purchase of shares	$24,218
Payment of deferred underwriting and advisory fees -
Cash	1,200
Short-term note payable	429
Short-term put and call agreements -
Fully funded	4,987
Partially funded	1,044
Unfunded	2,541
Redemption of shares	8,182
Repurchase of warrants	1,026
Legal fees and other	410
Total	$44,037

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, a total of $4,987 of restricted cash held in escrow was released to the Company.

As a result of the aforementioned agreements, at the closing of the business combination, the unrestricted cash acquired in the transaction was $1,697.  Accordingly, the Company will seek to finance its operations in the future through various sources, including the possible issuance of debt and equity.  The pending sale of the Company’s automotive dealership segment, which is expected to close in December 2009, is also expected to provide additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of September 30, 2009 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Trade notes payable (1)	$65,586	65,586	$-	$-	$-
Operating leases	17,205	1,379	2,223	1,854	11,749
Floor plan notes payable - manufacturer affiliated(2)	11,115	11,115	-	-	-
Notes payable	28,841	28,841	-	-	-
Accounts payable, related party	83,388	83,388	-	-	-
Short-term loan	14,590	14,590	-	-	-
Share repurchase obligations	2,537	2,537	-	-	-
Capital commitments	9	9	-	-	-
Total	$223,271	207,445	$2,223	$1,854	$11,749

(1)	Trade notes payable are presented to automotive manufactures as payment against outstanding trade payables, are non-interest bearing and generally mature within 6 months.

(2)	Relate to dealership business that is pending disposal, and which is not expected to be continued after December 31, 2009

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

The Company has entered into operating leases for all of its dealership and commercial vehicle financing stores and office facilities. Generally, the leases for its commercial vehicle financing stores are for periods of one to three years. The leases for its dealership stores and office facilities are typically for periods over ten years. The Company uses leasing arrangements to maintain flexibility in its commercial vehicle financing store locations and to preserve capital. The Company expects to continue to lease the majority of its store and office facilities under arrangements substantially consistent with the past.  Other than its operating leases, the Company is not a party to any off-balance sheet arrangement.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of September 30, 2009, the Company’s total outstanding interest-bearing loans amounted to $188.9 million, with interest rates in the range of 4.00% to 8.71% per annum.  The Company has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

Substantially all of the Company’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect the Company’s financial results in U.S. dollars terms without giving effect to any underlying change in the Company’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended September 30, 2009 of RMB48.9 million is reported as $7,161,992 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8326.  Net income would decrease $12,250 to $7,149,742 based on the December 31, 2008 exchange rate of 6.8430, or decrease $4,426 to $7,157,566 based on the September 30, 2009 exchange rate of 6.8364 Renminbi per U.S. dollar.  In additional, net income would decrease $1,434,978 to $5,727,014 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the nine months ended September 30, 2009 of RMB86.4 million is reported as $12,655,365 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8326.  Net income would decrease $22,065 to $12,633,300 based on the December 31, 2008 exchange rate of 6.8430, or decrease $8,070 to $12,647,295 based on the September 30, 2009 exchange rate of 6.8364 Renminbi per U.S. dollar.  In additional, net income would decrease $2,566,670 to $10,088,665 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Very limited hedging transactions are available in China to reduce the Company’s exposure to exchange rate fluctuations. To date, the Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While the Company may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, the Company’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

The Company’s second and third fiscal quarters (April through September) have historically been slower for dealership sales. Conversely, the Company’s first and fourth fiscal quarters (January through March and October through December) have historically been the busiest times for car sales. Therefore, the Company generally realizes a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. The Company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first or fourth fiscal quarters, the adverse effect on the Company’s revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results of operations.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated December 11, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: December 11, 2009